Board of Governors of the Federal Reserve System   OMB Number 7100-0224   Approval expires February 28, 2026
Federal Deposit Insurance Corporation   OMB Number 3064-0093   Approval expires March 31, 2025
Office of the Comptroller of the Currency   OMB Number 1557-0184   Approval expires August 31, 2025
Securities and Exchange Commission   OMB Number 3235-0083   Approval expires September 30, 2025

Board of Governors of the Federal Reserve System

   

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
April 28, 2025
REGISTRATIONS BRANCH 04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

25007262

4. A. Full name of the financial institution Bank of New York Mellon

   B. Address of principal office of financial institution:

   240 Greenwich Street
   Address
   New York   NY ▼   10286
   City   State   Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address
                                         ▼
   City   State   Zip Code

   D. Mailing address if different from (B) or (C):

   Address
                                         ▼
   City   State   Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Rosemary Francavilla   Senior Vice President - BNY   212-815-4596
   Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
160 Queen Victoria Street	London	▼	EC4V	London England EC4V 4LA / Government Securities
Friedrich Ebert Anlage 49	Frankfurt	▼	60327	Germany/Govt Secs - occasional back-up London only
500 Grant Street	Pittsburgh	PA ▼	15258	Government Securities
		▼		

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

PLEASE SEE ATTACHED LIST OF SUPERVISORS
_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

   A. ☐ Yes   B. ☒ No

   NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   Rosemary Francavilla
   _____
   Name (First, Middle, Last)

   Senior Vice President - BNY
   _____
   Title

   Rosemary Francavilla   April 21, 2025
   _____
   Signature   Date

Bank of New York Mellon

Registration Number 861137

LIST OF SUPERVISORS

Robert Lynch	Managing Director
Richard Mann	Director
Harout Moumdjian	Managing Director
Jeffrey McCormick	Senior Director
Timothy Comerford	Director
Lee Griffin	Director
Ashik Jagtiani	Director
Kieran Lynch	Managing Director
Bianca Gould	Managing Director